UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 7)*

LESAKA TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0,001
(Title of Class of Securities)

64107N206
(CUSIP Number)

Samuel Sithole
Value Capital Partners (Pty) Ltd
Rosebank Link
173 Oxford Road, 8th Floor
Rosebank
Gauteng, 2196
South Africa
+27 10 060 0800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Value Capital Partners (Pty) Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,642,598

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
15,642,598

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,642,598

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1)
Calculated based on (i) 63,243,350 shares of Common Stock as of September 11, 2024, as reported in the Form 10-K filed by the Issuer with the SEC on September 11, 2024, as increased by (ii) the 17,279,803 shares of Common Stock issued on October 2, 2024, as reported in the Form 8-K filed by the Issuer with the SEC on October 2, 2024.

Item 1.	Security and Issuer

The following constitutes Amendment No. 7 to the Schedule 13D filed with respect to the common stock (“Shares”) of Lesaka Technologies, Inc. (formerly known as Net1 UEPS Technologies Inc.) (the “Issuer”) as previously filed on December 16, 2021, as amended by Amendment No. l filed on May 20, 2020, Amendment No.2 filed on October 9, 2020, Amendment No.3 filed on November 23, 2020, Amendment No. 4 filed on December 22, 2020. Amendment No. 5 filed on December 22, 2022, and Amendment No. 6 filed on November 18, 2022 (the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

The information contained on the cover page of this Schedule 13D and the information set forth in Item 4 of this Schedule 13D are incorporated herein by reference.

The VCP Managed Funds hold an aggregate of 15,642,598 Shares, constituting 19.4% of the Issuer’s outstanding Shares. VCP, as investment manager of the VCP Managed Funds, holds sole dispositive and voting power over the Shares and, accordingly, may be deemed the beneficial owner of the reported securities.

The aggregate percentage of Shares beneficially owned by VCP is based upon 63,243,350 Shares outstanding as of September 11, 2024, as reported in the Issuer’s Form 10-K filed on September 11, 2024, as increased by 17,279,803 Shares issued on October 2, 2024, as reported in the Form 8-K filed by the Issuer on October 2, 2024. This Amendment No. 7 is being filed to reflect a change in the percentage previously reported solely as a result of the change in the outstanding Shares as reported by the Issuer. The Reporting Person has no other material changes in the information previously reported or transactions within the prior 60 days to disclose. Neither the filing of this Amendment No. 7 nor any of its contents shall be deemed to constitute an admission by VCP that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 4, 2024

Value Capital Partners (Pty) Ltd

	By:	/s/ Samuel Sithole
Name: Samuel Sithole
Title: Chief Executive Officer